UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 14)1

Darden Restaurants, Inc.
(Name of Issuer)

Common Stock, no par value per share
(Title of Class of Securities)

237194105
(CUSIP Number)

JEFFREY C. SMITH
STARBOARD VALUE LP
777 Third Avenue, 18th Floor
New York, New York 10017
(212) 845-7977

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 8, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 237194105

1	NAME OF REPORTING PERSON STARBOARD VALUE LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,635,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 11,635,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,635,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 237194105

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,535,767
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,535,767
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,535,767
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 237194105

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY S LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 580,066
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 580,066
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 580,066
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 237194105

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY C LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 317,952
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 317,952
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 317,952
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 237194105

1	NAME OF REPORTING PERSON STARBOARD VALUE R LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 317,952
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 317,952
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 317,952
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 237194105

1	NAME OF REPORTING PERSON STARBOARD VALUE R GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 317,952
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 317,952
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 317,952
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 237194105

1	NAME OF REPORTING PERSON STARBOARD LEADERS DELTA LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,457,025
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,457,025
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,457,025
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 237194105

1	NAME OF REPORTING PERSON STARBOARD LEADERS FUND LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,457,025
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,457,025
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,457,025
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 237194105

1	NAME OF REPORTING PERSON STARBOARD VALUE A LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,457,025
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,457,025
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,457,025
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 237194105

1	NAME OF REPORTING PERSON STARBOARD VALUE A GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,457,025
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,457,025
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,457,025
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 237194105

1	NAME OF REPORTING PERSON STARBOARD VALUE GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,635,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 11,635,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,635,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 237194105

1	NAME OF REPORTING PERSON STARBOARD PRINCIPAL CO LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,635,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 11,635,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,635,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 237194105

1	NAME OF REPORTING PERSON STARBOARD PRINCIPAL CO GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,635,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 11,635,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,635,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 237194105

1	NAME OF REPORTING PERSON JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 11,635,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 11,635,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,635,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 237194105

1	NAME OF REPORTING PERSON MARK R. MITCHELL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 11,635,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 11,635,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,635,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 237194105

1	NAME OF REPORTING PERSON PETER A. FELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 11,635,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 11,635,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,635,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 237194105

1	NAME OF REPORTING PERSON BRADLEY D. BLUM
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,500
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,500
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 237194105

1	NAME OF REPORTING PERSON CHARLES M. SONSTEBY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,500
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,500
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 237194105

1	NAME OF REPORTING PERSON ROBERT MOCK
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,318
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,318
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,318
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 237194105

1	NAME OF REPORTING PERSON CRAIG S. MILLER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 237194105

1	NAME OF REPORTING PERSON BETSY S. ATKINS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 409
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 409
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 409
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 237194105

1	NAME OF REPORTING PERSON MARGARET SHÂN ATKINS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA, CANADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 360
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 360
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 360
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 237194105

1	NAME OF REPORTING PERSON JEAN M. BIRCH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 700
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 700
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 700
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 237194105

1	NAME OF REPORTING PERSON JAMES P. FOGARTY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,990
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,990
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,990
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 237194105

1	NAME OF REPORTING PERSON CYNTHIA T. JAMISON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 420
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 420
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 420
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 237194105

1	NAME OF REPORTING PERSON WILLIAM H. LENEHAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,108
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,108
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,108
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 237194105

1	NAME OF REPORTING PERSON LIONEL L. NOWELL, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 400
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 400
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 237194105

1	NAME OF REPORTING PERSON ALAN N. STILLMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,100
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 5,100
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 237194105

The following constitutes Amendment No. 14 to the Schedule 13D filed by the undersigned (“Amendment No. 14”).  This Amendment No. 14 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and Starboard Delta LLC and held in the Starboard Value LP Accounts were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.  The aggregate purchase price of the 2,535,767 Shares beneficially owned by Starboard V&O Fund is approximately $122,894,450, excluding brokerage commissions.  The aggregate purchase price of the 580,066 Shares beneficially owned by Starboard S LLC is approximately $28,306,543, excluding brokerage commissions.  The aggregate purchase price of the 317,952 Shares beneficially owned by Starboard C LP is approximately $15,479,357, excluding brokerage commissions. The aggregate purchase price of the 3,457,025 Shares beneficially owned by Starboard Delta LLC is approximately $162,926,853, excluding brokerage commissions.  The aggregate purchase price of the 4,744,190 Shares held in the Starboard Value LP Accounts is approximately $240,321,755, excluding brokerage commissions.

The Shares purchased by each of Messrs. Blum, Sonsteby, Mock, Miller, Fogarty, Lenehan, Nowell and Stillman and by each of Ms. Betsy Atkins, Ms. Shân Atkins and Misses Birch and Jamison, were purchased in the open market with personal funds.  The aggregate purchase price of the 2,500 Shares owned directly by Mr. Blum is approximately $121,463, including brokerage commissions.  The aggregate purchase price of the 3,500 Shares owned directly by Mr. Sonsteby is approximately $170,121, including brokerage commissions.  The aggregate purchase price of the 1,318 Shares owned directly by Mr. Mock is approximately $64,541, including brokerage commissions.  The aggregate purchase price of the 1,000 Shares owned directly by Mr. Miller is approximately $49,918, including brokerage commissions.  The aggregate purchase price of the 409 Shares owned directly by Ms. Betsy Atkins is approximately $20,227, including brokerage commissions.  The aggregate purchase price of the 360 Shares owned directly by Ms. Shân Atkins is approximately $17,652, including brokerage commissions.  The aggregate purchase price of the 700 Shares owned directly by Ms. Birch is approximately $33,963, including brokerage commissions. The aggregate purchase price of the 1,990 Shares owned directly by Mr. Fogarty is approximately $99,639, excluding brokerage commissions.   The aggregate purchase price of the 420 Shares owned directly by Ms. Jamison is approximately $20,435.35, excluding brokerage commissions.  The aggregate purchase price of the 2,108 Shares owned directly by Mr. Lenehan is approximately $102,682, including brokerage commissions. The aggregate purchase price of the 400 Shares owned directly by Mr. Nowell is approximately $19,632.40, including brokerage commissions. The aggregate purchase price of the 5,100 Shares owned directly by Mr. Stillman is approximately $240,097, including brokerage commissions.

CUSIP NO. 237194105

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

Starboard delivered a letter to the Issuer on June 5, 2014, within its rights as a shareholder of the Issuer under Florida law, demanding production of certain of the Issuer’s books and records (the “June 5 Demand”).  Starboard sought these books and records in order to gain additional insight and learn more as to the analyses, processes and rationale that ultimately led to the Issuer’s agreement on May 16, 2014 to sell Red Lobster at what Starboard believes to be a fire sale price to Golden Gate Capital (the “Red Lobster Sale”).   In addition to better understanding the process and rationale behind the Red Lobster Sale, Starboard served the June 5 Demand specifically to (i) investigate potential mismanagement, wrongdoing and/or corporate waste in connection with the proposed sale in the course of evaluating whether to bring an action to enjoin the sale or for breach of fiduciary duty against Issuer’s current Board of Directors and management, and (ii) assist Starboard in evaluating its proxy contest, which are appropriate purposes for making a books and records demand under Florida law.

After the Issuer initially refused to comply with Starboard’s lawful June 5 Demand, Starboard voluntarily narrowed its documentation requests under the June 5 Demand in an effort to reach a resolution and prevent further unnecessary delay.  Although Starboard and the Issuer were able to reach a preliminary agreement over the scope of some of the production, the Issuer was unfortunately not willing to accept reasonable terms regarding confidentiality restrictions despite Starboard’s good-faith efforts to negotiate the confidentiality terms.  Starboard was left with little choice but to file a Complaint in the Circuit Court for the Ninth Judicial Circuit, in and for Orange County, Florida (the “Florida Circuit Court”) on July 23, 2014 against the Issuer in order to enforce its inspection rights under Florida law.

On August 14, 2014, the Florida Circuit Court granted Starboard’s Motion seeking an expedited order permitting inspection and copying of corporate books and records.  The Court accordingly directed the Issuer to provide Starboard with books and records relating to, among other things, the Red Lobster Sale, the Issuer’s March 2014 Bylaw amendments, and the Issuer’s failure to hold the shareholder-requested special meeting prior to agreeing to sell Red Lobster.  On August 18, 2014, Starboard and the Issuer entered into a confidentiality agreement (the “Confidentiality Agreement”) in connection with Starboard’s inspection of the Issuer’s books and records.

Starboard does not believe that the Issuer has fully complied in good-faith to date with the Florida Circuit Court’s order.  Specifically, Starboard notes that the Issuer appears to have redacted material and substantial portions of the books and records and has not yet committed to a deadline for providing its purported legal bases for the redactions.  On September 8, 2014, Starboard filed an Expedited Motion in the Florida Circuit Court against the Issuer seeking an order to lift confidentiality designations and seek relief from the Confidentiality Agreement.  The Expedited Motion asserts, among other things, that (i) the Issuer’s confidentiality designations should be lifted from certain documents that do not contain sensitive information and (ii) Starboard should be permitted to communicate information contained in certain produced books and records pursuant to the disclosure provisions of paragraph 8 of the parties’ Confidentiality Agreement.  Paragraph 8 of the Confidentiality Agreement provides that Starboard can seek relief from the Confidentiality Agreement upon a showing “that disclosure of the Confidential Information is needed to prevent proxy materials from being inaccurate or that similarly compelling circumstances exist.”

Confidentiality obligations prevent Starboard from discussing the content of the books and records it has received.  Starboard notes, however, that even without the benefit of the disclosure of its findings from the review of Darden’s books and records, evidence of material inconsistencies between public statements made by the Issuer and private statements made to debt investors by the Issuer’s then-current employees has come to light.  An August 19, 2014 CNBC article entitled “Fishy financial disclosure at Darden’s Red Lobster” appears to confirm that management and the Board’s repeated public statements portraying Red Lobster as a struggling business whose earnings would inevitably decline are inconsistent with the internal expectations of Red Lobster management and the Issuer’s financial advisors.  According to CNBC, in a memo presented to potential Red Lobster debt investors, Red Lobster’s management purportedly explained how the underperformance it faced this year was due primarily to temporary factors, such as inflated shrimp prices, and that Red Lobster management actually expected significant improvements, not declines, in Red Lobster’s performance.

Starboard is hopeful that it will soon be permitted to communicate to shareholders certain of the important information and insights that Starboard has gleaned from its review of the books and records that have been provided to date by the Issuer so that shareholders have a more complete understanding of the issues that are fundamental to this election contest.

CUSIP NO. 237194105

Item 5.	Interest in Securities of the Issuer.

Items 5(a) - 5(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 132,579,845 Shares outstanding, as of August 11, 2014, which is the total number of Shares outstanding as reported in the Issuer’s Definitive Proxy Statement on Form DEFC14A filed with the Securities and Exchange Commission on September 9, 2014.

A.	Starboard V&O Fund

(a)	As of the close of business on September 9, 2014, Starboard V&O Fund beneficially owned 2,535,767 Shares.

Percentage: Approximately 1.9%

(b)	1. Sole power to vote or direct vote: 2,535,767
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,535,767
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard V&O Fund has not entered into any transactions in the Shares since the filing of Amendment No. 13 to the Schedule 13D.

B.	Starboard S LLC

(a)	As of the close of business on September 9, 2014, Starboard S LLC beneficially owned 580,066 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 580,066
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 580,066
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard S LLC has not entered into any transactions in the Shares since the filing of Amendment No. 13 to the Schedule 13D.

C.	Starboard C LP

(a)	As of the close of business on September 9, 2014, Starboard C LP beneficially owned 317,952 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 317,952
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 317,952
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard C LP has not entered into any transactions in the Shares since the filing of Amendment No. 13 to the Schedule 13D.

CUSIP NO. 237194105

D.	Starboard R LP

(a)	Starboard R LP, as the general partner of Starboard C LP, may be deemed the beneficial owner of the 317,952 shares owned by Starboard C LP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 317,952
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 317,952
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard R LP has not entered into any transactions in the Shares since the filing of Amendment No. 13 to the Schedule 13D.

E.	Starboard R GP

(a)	Starboard R GP, as the general partner of Starboard R LP, may be deemed the beneficial owner of the 317,952 shares owned by Starboard C LP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 317,952
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 317,952
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard R GP has not entered into any transactions in the Shares since the filing of Amendment No. 13 to the Schedule 13D.

F.	Starboard Delta LLC

(a)	As of the close of business on September 9, 2014, Starboard Delta LLC beneficially owned 3,457,025 Shares.

Percentage: Approximately 2.6%

(b)	1. Sole power to vote or direct vote: 3,457,025
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,457,025
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard Delta LLC has not entered into any transactions in the Shares since the filing of Amendment No. 13 to the Schedule 13D.

G.	Starboard Leaders Fund

(a)	Starboard Leaders Fund, as a member of Starboard Delta LLC, may be deemed the beneficial owner of the 3,457,025 shares owned by Starboard Delta LLC.

Percentage: Approximately 2.6%

CUSIP NO. 237194105

(b)	1. Sole power to vote or direct vote: 3,457,025
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,457,025
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard Leaders Fund has not entered into any transactions in the Shares since the filing of Amendment No. 13 to the Schedule 13D.

H.	Starboard A LP

(a)
Starboard A LP, as the general partner of Starboard Leaders Fund and the managing member of Starboard Delta LLC, may be deemed the beneficial owner of the 3,457,025 shares owned by Starboard Delta LLC.

Percentage: Approximately 2.6%

(b)	1. Sole power to vote or direct vote: 3,457,025
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,457,025
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard A LP has not entered into any transactions in the Shares since the filing of Amendment No. 13 to the Schedule 13D.

I.	Starboard A GP

(a)	Starboard A GP, as the general partner of Starboard A LP, may be deemed the beneficial owner of the 3,457,025 shares owned by Starboard Delta LLC.

Percentage: Approximately 2.6%

(b)	1. Sole power to vote or direct vote: 3,457,025
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,457,025
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard A GP has not entered into any transactions in the Shares since the filing of Amendment No. 13 to the Schedule 13D.

J.	Starboard Value LP

(a)
As of the close of business on September 9, 2014, 4,744,190 Shares were held in the Starboard Value LP Accounts.  Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard Delta LLC and the Starboard Value LP Accounts and the manager of Starboard S LLC, may be deemed the beneficial owner of the (i) 2,535,767 Shares owned by Starboard V&O Fund, (ii) 580,066 Shares owned by Starboard S LLC, (iii) 317,952 Shares owned by Starboard C LP, (iv) 3,457,025 Shares owned by Starboard Delta LLC and (v) 4,744,190 Shares held in the Starboard Value LP Accounts.

Percentage: Approximately 8.8%

CUSIP NO. 237194105

(b)	1. Sole power to vote or direct vote: 11,635,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 11,635,000
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard Value LP has not entered into any transactions in the Shares since the filing of Amendment No. 13 to the Schedule 13D.

K.	Starboard Value GP

(a)
Starboard Value GP, as the general partner of Starboard Value LP, may be deemed the beneficial owner of the (i) 2,535,767 Shares owned by Starboard V&O Fund, (ii) 580,066 Shares owned by Starboard S LLC, (iii) 317,952 Shares owned by Starboard C LP, (iv) 3,457,025 Shares owned by Starboard Delta LLC and (v) 4,744,190 Shares held in the Starboard Value LP Accounts.

Percentage: Approximately 8.8%

(b)	1. Sole power to vote or direct vote: 11,635,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 11,635,000
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard Value GP has not entered into any transactions in the Shares since the filing of Amendment No. 13 to the Schedule 13D.

L.	Principal Co

(a)
Principal Co, as a member of Starboard Value GP, may be deemed the beneficial owner of the (i) 2,535,767 Shares owned by Starboard V&O Fund, (ii) 580,066 Shares owned by Starboard S LLC, (iii) 317,952 Shares owned by Starboard C LP, (iv) 3,457,025 Shares owned by Starboard Delta LLC and (v) 4,744,190 Shares held in the Starboard Value LP Accounts.

Percentage: Approximately 8.8%

(b)	1. Sole power to vote or direct vote: 11,635,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 11,635,000
4. Shared power to dispose or direct the disposition: 0

(c)	Principal Co has not entered into any transactions in the Shares since the filing of Amendment No. 13 to the Schedule 13D.

M.	Principal GP

(a)
Principal GP, as the general partner of Principal Co, may be deemed the beneficial owner of the (i) 2,535,767 Shares owned by Starboard V&O Fund, (ii) 580,066 Shares owned by Starboard S LLC, (iii) 317,952 Shares owned by Starboard C LP, (iv) 3,457,025 Shares owned by Starboard Delta LLC and (v) 4,744,190 Shares held in the Starboard Value LP Accounts.

Percentage: Approximately 8.8%

CUSIP NO. 237194105

(b)	1. Sole power to vote or direct vote: 11,635,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 11,635,000
4. Shared power to dispose or direct the disposition: 0

(c)	Principal GP has not entered into any transactions in the Shares since the filing of Amendment No. 13 to the Schedule 13D.

N.	Messrs. Smith, Mitchell and Feld

(a)
Each of Messrs. Smith, Mitchell and Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 2,535,767 Shares owned by Starboard V&O Fund, (ii) 580,066 Shares owned by Starboard S LLC, (iii) 317,952 Shares owned by Starboard C LP, (iv) 3,457,025 Shares owned by Starboard Delta LLC and (v) 4,744,190 Shares held in the Starboard Value LP Accounts.

Percentage: Approximately 8.8%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 11,635,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 11,635,000

(c)	None of Messrs. Smith, Mitchell or Feld has entered into any transactions in the Shares since the filing of Amendment No. 13 to the Schedule 13D.

O.	Mr. Blum

(a)	As of the close of business on September 9, 2014, Mr. Blum directly owned 2,500 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 2,500
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,500
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Mr. Blum since the filing of Amendment No. 13 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

P.	Mr. Sonsteby

(a)	As of the close of business on September 9, 2014, Mr. Sonsteby directly owned 3,500 Shares.

Percentage: Less than 1%

CUSIP NO. 237194105

(b)	1. Sole power to vote or direct vote: 3,500
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,500
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Mr. Sonsteby since the filing of Amendment No. 13 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

Q.	Mr. Mock

(a)	As of the close of business on September 9, 2014, Mr. Mock directly owned 1,318 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 1,318
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,318
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Mock has not entered into any transactions in the Shares since the filing of Amendment No. 13 to the Schedule 13D.

R.	Mr. Miller

(a)	As of the close of business on September 9, 2014, Mr. Miller directly owned 1,000 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 1,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,000
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Miller has not entered into any transactions in the Shares since the filing of Amendment No. 13 to the Schedule 13D.

S.	Ms. Betsy Atkins

(a)	As of the close of business on September 9, 2014, Ms. Betsy Atkins directly owned 409 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 409
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 409
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Ms. Atkins since the filing of Amendment No. 13 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 237194105

T.	Ms. Shân Atkins

(a)	As of the close of business on September 9, 2014, Ms. Shân Atkins directly owned 360 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 360
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 360
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Ms. Atkins since the filing of Amendment No. 13 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

U.	Ms. Birch

(a)	As of the close of business on September 9, 2014, Ms. Birch directly owned 700 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 700
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 700
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Ms. Birch since the filing of Amendment No. 13 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

V.           Mr. Fogarty

(a)	As of the close of business on September 9, 2014, Mr. Fogarty directly owned 1,990 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 1,990
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,990
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Fogarty has not entered into any transactions in the Shares since the filing of Amendment No. 13 to the Schedule 13D.

W.	Ms. Jamison

(a)	As of the close of business on September 9, 2014, Ms. Jamison directly owned 420 Shares.

Percentage: Less than 1%

CUSIP NO. 237194105

(b)	1. Sole power to vote or direct vote: 420
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 420
4. Shared power to dispose or direct the disposition: 0

(c)	Ms. Jamison has not entered into any transactions in the Shares since the filing of Amendment No. 13 to the Schedule 13D.

X.	Mr. Lenehan

(a)	As of the close of business on September 9, 2014, Mr. Lenehan directly owned 2,108 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 2,108
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,108
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Mr. Lenehan since the filing of Amendment No. 13 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

Y.           Mr. Nowell

(a)	As of the close of business on September 9, 2014, Mr. Nowell directly owned 400 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 400
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 400
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Nowell has not entered into any transactions in the Shares since the filing of Amendment No. 13 to the Schedule 13D.

Z.	Mr. Stillman

(a)	As of the close of business on September 9, 2014, Mr. Stillman directly owned 5,100 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 5,100
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,100
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Mr. Stillman since the filing of Amendment No. 13 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his, her or its pecuniary interest therein.

39

CUSIP NO. 237194105

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  September 10, 2014

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
By: Starboard Value LP,
       its investment manager

STARBOARD VALUE AND OPPORTUNITY S LLC
By: Starboard Value LP,
       its manager

STARBOARD VALUE AND OPPORTUNITY C LP
By: Starboard Value R LP
       its general partner

STARBOARD VALUE R LP
By: Starboard Value R GP LLC,
       its general partner

STARBOARD LEADERS DELTA LLC
By: Starboard Value A LP,
      its managing member

STARBOARD  LEADERS FUND LP
By: Starboard Value A LP
       its general partner

STARBOARD VALUE A LP
By: Starboard Value A GP LLC,
      its general partner

STARBOARD VALUE LP
By: Starboard Value GP LLC,
       its general partner

STARBOARD VALUE GP LLC
By: Starboard Principal Co LP,
       its member

STARBOARD PRINCIPAL CO LP
By: Starboard Principal Co GP LLC,
       its general partner

STARBOARD PRINCIPAL CO GP LLC

STARBOARD VALUE A GP LLC

STARBOARD VALUE R GP LLC

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

/s/ Jeffrey C. Smith
JEFFREY C. SMITH
Individually and as attorney-in-fact for Mark R. Mitchell, Peter A. Feld, Bradley D. Blum, Charles M. Sonsteby, Robert Mock, Craig S. Miller, Betsy S. Atkins, Margaret Shân Atkins, Jean M. Birch, James P. Fogarty, Cynthia T. Jamison, William H. Lenehan, Lionel L. Nowell, III and Alan N. Stillman

CUSIP NO. 237194105

SCHEDULE A

Transactions in the Shares Since the Filing of Amendment No. 13 to the Schedule 13D

Shares of Common Stock Purchased / (Sold)	Price Per Share($)	Date of Purchase / Sale

BETSY S. ATKINS

209	48.0299	09/09/2014

MARGARET SHÂN ATKINS

210	48.0870	09/04/2014

JEAN M. BIRCH

250	47.6485	09/02/2014

BRADLEY D. BLUM

250	47.5448	09/03/2014

WILLIAM H. LENEHAN

100	47.5850	08/27/2014
900	47.5890	08/27/2014
CHARLES M. SONSTEBY

500	47.7999	09/02/2014
ALAN N. STILLMAN

5,000	47.000	08/11/2014